March 15, 2010

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On January 22, 2010, Northern Lights Fund Trust (the "Registrant"), on behalf of the Strategic Investing Long/Short Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 122 to its registration statement under the Securities Act of 1933 on Form N-1A.  On March 1, 2010, you provided oral comments.  Please find below the Registrant's responses to those comments.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS

1.

Comment.  If the Registrant intends to use a Summary Prospectus, please provide the legend required by Rule 498.

Response.  The registrant anticipates using a Summary Prospectus and will include the legend mentioned above in the form below with Fund-specific sources of information provided as appropriate.

"Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at [______.com]. You can also get this information at no cost by calling [1-___-___-____] or by sending an e-mail request to [________.com]."

2.

Comment.  Please delete "advised by" on the cover page.

Response.  The requested deletion has been made.

3.

Comment.  Following the table of contents, please delete the sentence that directs investors to call a toll-free number for assistance.

Response.  The requested deletion has been made.

4.

Comment.  In the summary section, please review the principal investment strategies section with the goal of streamlining the disclosures and presenting them in plain english.  In particular, the second paragraph of the aggressive strategies discussion appears redundant.  Also, the bullet point risk disclosures describing (i) foreign currency, (ii) foreign investing and (iii) government actions could be combined.

Response.  The summary section has been reviewed with an emphasis on opportunities for streamlining and plain english.  The Registrant believes that any deletions that could be made without diminishing the meaning of the disclosures have been made.  Additionally, foreign investing and currency risk disclosures have been combined.  After consultation with the Fund's advisor, the Registrant believes that the government actions risk disclosure cannot be combined with the foreign risk disclosure without diluting its importance as an individual risk that is not necessarily a sub-set of foreign investing.

5.

Comment.  Please delete the last sentence of the portfolio manager section regarding day to day management.

Response.  The requested deletion has been made.

STATEMENT OF ADDITIONAL INFORMATION

6.

Comment.  The heading of the cover of the Statement of Additional Information does not appear to include any reference to the No-Load Class.  If this is an oversight, please correct.

Response.  Upon review of the EDGAR filing, the Registrant believes the No Load Class is included on the first page of the Statement of Additional Information.

7.

Comment.  Please explain the Registrant's position with respect to limiting the liability of the Administrator to the harm caused by acts of gross negligence or more culpable forms of behavior rather than mere negligence.

Response.  Based on a survey of market practices, the Registrant notes that market practice is mixed with some funds holding their administrator harmless for negligent acts while some do not.  It is the Registrant's opinion that holding the administrator harmless for negligent acts results in a net benefit to the Fund because it is able to attract a highly-competent administrator at a reasonable price.  The Board of Trustees considered the issue and is satisfied with the standard.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Best regards,

/s/ JoAnn M. Strasser

JoAnn M. Strasser